EXHIBIT 12.1
PrivateBancorp, Inc.
Calculation of Ratio of Earnings to Fixed Charges

	Three Months
	Ended March 31,		Years Ended December 31,
	2008		2007		2006		2005		2004		2003
	(dollars in thousands)

Income before income taxes (A)	$(15,297)		$14,690		$54,404		$45,879		$34,980		$24,375
Interest expense:
Interest on deposits	$40,001		$154,045		$122,411		$62,649		$30,970		$23,912
Interest on borrowings (C)	$6,568		$25,757		$17,426		$17,495		$8,598		$6,442

Interest expense (B)	$46,569		$179,802		$139,837		$80,144		$39,568		$30,354

Ratio to Earning to Fixed Charges
Including deposit interest (A+B)/B		*	1.08	X	1.39	X	1.57	X	1.88	X	1.80	X
Excluding deposit interest (A+C)/C		*	1.57	X	4.12	X	3.62	X	5.07	X	4.78	X

*	The earnings for the three months ended March 31, 2008 were inadequate to cover total fixed charges. The coverage deficiency for the period was $15.3 million.